Mail Stop 3561

September 19, 2008

Mr. Feng Zhen Xing
Chief Executive Officer
China Sxan Biotech, Inc.
c/o American Union Securities
100 Wall St., 15th Floor
New York, NY 10005

> **Re: China Sxan Biotech, Inc.**
> **Form 10-QSB for the Quarter Ended December 31, 2007**
> **Filed February 19, 2008**
> **Form 10-QSB for the Quarter Ended March 31, 2008**
> **Filed May 21, 2008**
> **File No. 000-27175**

Dear Mr. Xing:

We issued comments to you on the above captioned filings on August 8, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by October 2, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by October 2, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters related to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/new/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Mr. Feng Zhen Xing
China Sxan Biotech, Inc.
September 19, 2008
Page 2

       Please contact William Kearns, Staff Accountant, at 202-551-3727 or Angela Halac, Senior Staff Accountant, at 202-551-3398 if you have any questions.

       Sincerely,

       Tia Jenkins
       Senior Assistant Chief Accountant
       Office of Beverages, Apparel, and
       Health Care Services